

Mail Stop 3561

August 19, 2010

<u>Via U.S. Mail</u>

Mr. David L. Nunes, Chief Executive Officer
Pope Resources, a Delaware Limited Partnership
19245 Tenth Avenue, NE
Poulsbo, Washington 98370

   Re: **Pope Resources, a Delaware Limited Partnership**
       Form 10-K for the year ended December 31, 2009
       Filed March 10, 2010
       File No. 001-09035

Dear Mr. Nunes:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Linda Cvrkel
        Branch Chief